EXHIBIT 12.2

FIRSTENERGY SOLUTIONS CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$208,560	$418,653	$528,864	$506,410	$577,084
Interest and other charges, before reduction for amounts capitalized
and deferred	196,355	189,141	157,700	141,511	152,226
Provision for income taxes	124,499	236,348	304,608	293,181	315,290
Interest element of rentals charged to income (a)	1,434	1,797	24,669	99,360	95,126

Earnings as defined	$530,848	$845,939	$1,015,841	$1,040,462	$1,139,726

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$196,355	$189,141	$157,700	$141,511	$152,226
Interest element of rentals charged to income (a)	1,434	1,797	24,669	99,360	95,126

Fixed charges as defined	$197,789	$190,938	$182,369	$240,871	$247,352

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.68	4.43	5.57	4.32	4.61

(a) Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.